UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

VERENIUM CORPORATION

(Name of Subject Company)

VERENIUM CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92340P209

(CUSIP Number of Class of Securities)

James E. Levine

President and Chief Executive Officer

Verenium Corporation

3550 John Hopkins Court

San Diego, California 92121

(858) 431-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendments No. 1 and No. 2 to the Schedule 14D-9 previously filed by Verenium Corporation, a Delaware corporation (“Verenium”), with the Securities and Exchange Commission on October 2, 2013, October 4, 2013, and October 15, 2013 respectively, relating to the offer by Pastinaca Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of BASF Corporation, a Delaware corporation, to purchase all the outstanding shares of Verenium’s common stock, $0.001 par value per share, at a price of $4.00 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 4.  The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the twenty-first paragraph under the heading “Background of Offer and Merger” on page 15 and replacing it with the following paragraph:

“On April 25, 2013, representatives of UBS telephoned representatives of Rothschild in response to the April 12 letter indicating Verenium would make certain members of its management team available in San Diego for an in- person meeting. At that time, Verenium proposed a form of confidentiality agreement that contained a one year stand-still agreement.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the twenty-fifth paragraph under the heading “Background of Offer and Merger” on page 15 and replacing it with the following paragraph:

“Following the May 16, 2013 meeting of the Board of Directors, in accordance with the Board’s directives, in May 2013, Company management and representatives of UBS, on behalf of Verenium, contacted eight strategic parties, including BASF, Company A and Company B, to determine such parties’ potential interest in pursuing a strategic transaction with Verenium. Of the eight companies contacted, five parties, including BASF, Company A and Company B, signed confidentiality agreements or were already a party to a confidentiality agreement and received additional materials and five parties, including BASF, Company A and Company B, received management presentations.  Certain of the confidentiality agreements included stand-still provisions but did not include “don’t ask, don’t waive” provisions which would, if included, preclude the party from making a request, either publicly or privately to the Board, that Verenium waive the restrictions in the stand-still provision.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the forty-ninth paragraph under the heading “Background of Offer and Merger” on pages 17-18 and replacing it with the following paragraph:

“On August 21, 2013, representatives of Rothschild contacted representatives of UBS and informed such representatives that BASF would only be prepared to move forward with the proposed transaction at an offer price of $3.90 per share.  Representatives of Rothschild informed representatives of UBS that BASF’s decision primarily resulted from certain matters determined during due diligence including BASF’s assessment of certain future business opportunities in grain processing and oilfield services in light of Verenium’s August 7, 2013 announcement of its financial results for the second quarter of 2013 and six months ended June 30, 2013, and BASF’s preliminary assessment of certain of Verenium’s contractual obligations and potential financial liabilities that could increase BASF’s costs subsequent to the closing of the transaction.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph following the fifty-second paragraph under the heading “Background of Offer and Merger” on page 18 of the Schedule 14D-9:

“On August 30, 2013, the Board of Directors met, with representatives of Verenium’s management and legal and financial advisors participating in the meeting. Representatives of management and representatives of UBS updated the Board regarding the status of negotiations with BASF and Company A and the status of contacts, meetings and discussions with other parties.   Representatives of UBS advised the Board regarding the decrease in BASF’s offer price and BASF’s rationale for the decrease, BASF’s internal process and timeline.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph following the fifty-ninth paragraph under the heading “Background of Offer and Merger” on page 18 of the Schedule 14D-9:

“On September 12, 2013, the Board of Directors met, with representatives of Verenium’s management and legal and financial advisors participating in the meeting. Representatives of UBS updated the Board regarding the status of negotiations with BASF, Company A and Company C and the September 13 deadline for receipt of proposals including transaction value and a mark-up of the draft merger agreement.  Representatives of Verenium’s management guided the Board in a discussion of management’s updated financial projections for 2014 through 2025, including a comparison to earlier projections, product-by-product analysis of revenue and related assumptions, as well as assumptions relating to a restructuring of the Company’s credit facility with Athyrium.  Following discussion, the Board agreed that the updated projections appropriately reflected the ongoing execution risks of the business, and that UBS should be directed to use the updated financial projections.  Representatives of UBS reviewed with the Board Verenium’s summary historical and management’s updated projected revenue, EBIT, EBITDA and adjusted EBITDA through 2025, Verenium’s historical and projected product revenue and product gross margin mix through 2025, and a discounted cash flow analysis using the updated management projections.  Representatives of UBS also reviewed a selected public company trading analysis as well as a selected transaction analysis, noting that the selected companies and selected transactions were not sufficiently comparable for UBS to rely upon for its conclusion as to fairness.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the sixth paragraph under the heading “Certain Financial Projections” on page 24 of the Schedule 14D-9 and replacing it with the following paragraph:

“The financial projections estimate total revenue from our Commercial Products, Pipeline Products, Expansion Pipeline Products, contract manufacturing, collaboration revenue and licenses. The financial projections estimate EBIT (calculated as total revenue minus cost of goods sold, research and development, general and administrative expenses, sales and marketing expenses, depreciation, stock based compensation and restructuring expenses) and EBITDA (calculated as EBIT plus depreciation and stock compensation). The financial projections of Verenium as a standalone company include estimates of EBITDA, adjusted EBITDA (calculated as EBITDA plus cash lease payments) and unlevered free cash flow (calculated as Income from Operations minus cash lease payments, taxes and capital expenditures plus depreciation and increase/decrease in working capital) that are not GAAP financial measures.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following chart following the ninth paragraph under the heading “Certain Financial Projections” on page 26 of the Schedule 14D-9:

Set forth below are assumed product revenue achievement percentages for the Original Projections and the Management Projections.

Original Projections

	Existing Product Line	Pipeline Product Line	Expansion Product Line
Animal Health and Nutrition	100%	100%	100%
Grain Processing	100%	100%	100%
Oil and Gas	100%	100%	100%
Baking	NA	NA	100%
Detergents	NA	NA	100%
Personal Care	NA	NA	100%
Sweetners	NA	NA	100%
Other	100%	NA	100%

Management Projections

	Existing Product Line	Pipeline Product Line	Expansion Product Line
Animal Health and Nutrition	100%	90%	90%
Grain Processing	90%	90%	90%
Oil and Gas	75%	75%	75%
Baking	NA	NA	50%
Detergents	NA	NA	75%
Personal Care	NA	NA	75%
Sweetners	NA	NA	50%
Other	75%	NA	75%

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the fourth paragraph under the heading “Company Financial Analyses” on page 30 of the Schedule 14D-9 and replacing it with the following paragraph:

“Unless the context indicates otherwise, (a) per share amounts for the Common Stock were calculated on a diluted basis, using the treasury stock method, based on shares, options and warrants outstanding as of September 9, 2013, as provided by management of Verenium (which constituted approximately 14.7 million shares on a diluted basis, based on the Offer Price), and (b) the Enterprise Value for Verenium was based on an estimated current net debt of $1.0 million, as of June 30, 2013, including restricted cash in the amount of $2.5 million.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the first paragraph under the heading “Discounted Cash Flow Analysis” on pages 30-31 of the Schedule 14D-9 and replacing it with the following paragraph:

“UBS performed a discounted cash flow analysis of Verenium using financial forecasts and estimates relating to Verenium prepared by Verenium’s management. UBS calculated a range of implied present values (as of June 30, 2013) of the standalone unlevered, after-tax free cash flows that Verenium was forecasted to generate during the last six months of fiscal year 2013 through calendar year 2025 and of terminal values for Verenium based on Verenium’s estimated calendar year 2025 unlevered free cash flows, adjusted so as to equalize depreciation and capital expenditures and eliminate any effects of increases or decreases in working capital (“normalized unlevered free cash flows”). Implied terminal values were derived by applying a range of perpetuity growth rates of 3% to 5% to Verenium’s estimated calendar year 2025 normalized unlevered free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 22% to 28%, based on an estimated range of Verenium’s weighted average cost of capital (“WACC”) using the Capital Asset Pricing Model, together with a size premium. UBS then adjusted these ranges to reflect the present value of Verenium’s net operating loss carry forwards (“NOLs”) as of June 30, 2013, based on Verenium’s NOLs as of December 31, 2012, and as estimated to further accrue, as provided by management of Verenium, using a discount rate of 18.25%, reflecting the midpoint between 11.25%, Verenium’s then current yield on its secured term loan, and 25%, the midpoint of Verenium’s estimated WACC. The discounted cash flow analysis resulted in a range of implied present values of approximately $2.33 to $4.17 per outstanding share of Common Stock, as compared to the Offer Price.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the heading “Discounted Cash Flow Analysis” on page 31 of the Schedule 14D-9 and replacing it with the following paragraph:

“As set forth above, the financial and operating characteristics of Verenium cause its financial results to have limited comparability, for valuation purposes, to those of other companies and transactions that UBS have reviewed because of Verenium’s lack of recent historical EBITDA and lack of projected EBITDA for future periods for which research analyst projections were available for companies believed to be generally relevant to Verenium.  Accordingly, UBS relied primarily on a discounted cash flow analysis of such forecasts and estimates for purposes of its opinion.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the first paragraph and corresponding chart under the heading “Selected Public Companies Analysis” on page 31 of the Schedule 14D-9 and replacing it with the following:

“UBS compared selected financial and stock market data of Verenium with corresponding data of six publicly traded industrial biotechnology companies, whose operations UBS believed to be generally relevant to Verenium’s for purposes of this analysis, subject to the caveat described above regarding limited comparability. Specifically, UBS selected those public companies deemed by Verenium’s compensation committee to be Verenium’s “peer group”, for purposes of determining executive compensation (as listed in Verenium’s definitive proxy statement filed with the SEC on April 26, 2013); provided however, that UBS (i) excluded those members of the peer group that UBS believed were not sufficiently focused on industrial enzymes and/or bio-based chemicals, and (ii) included Novozymes, in light of Novozymes’ focus on industrial enzymes and/or bio-based chemicals.  UBS reviewed, among other things, Enterprise Values of the selected companies based on closing stock prices on September 18, 2013, as multiples of estimated (i) revenue, and, to the extent publicly available, (ii) EBITDA, in each case, for calendar years 2013, 2014 and 2015. Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for Verenium were based on internal estimates of Verenium’s management. The list of selected companies, their respective enterprise values and the related multiples for such selected companies, together with the corresponding multiples implied for Verenium, based both on the closing price of the Common Stock on September 18, 2013 and the Offer Price, are set forth below:

	Enterprise Value	Enterprise Value as a Multiple of Revenue			Enterprise Value as a Multiple of EBITDA
	($mm)	2013E	2014E	2015E	2013E		2014E		2015E
Amyris, Inc.(1)	294	5.5x	2.1x	0.9x	nm	(2)	nm	(2)	na	(3)
Codexis, Inc.	29	0.8x	0.4x	0.3x	nm	(2)	nm	(2)	nm	(2)
Gevo, Inc.	83	7.3x	1.7x	0.5x	nm	(2)	nm	(2)	1.6x
Metabolix, Inc.	13	2.0x	2.1x	1.4x	nm	(2)	nm	(2)	nm	(2)
Novozymes A/S	12,036	5.6x	5.2x	4.8x	18.2x		16.6x		15.2x
Solazyme, Inc.	575	10.8x	2.5x	1.2x	nm	(2)	nm	(2)	7.5x
Verenium at September 18, 2013	33	0.5x	0.5x	0.4x	nm	(2)	nm	(2)	nm	(2)
Verenium at Offer Price	60	1.0x	0.9x	0.7x	nm	(2)	nm	(2)	nm	(2)

(1)                                 Enterprise Value calculated to include capital lease obligations as part of net debt.

(2)                                 Denotes negative multiple.

(3)                                 Denotes not available.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the chart under the heading “Selected Transactions Analysis” on page 32 of the Schedule 14D-9 and replacing it with the following chart:

			Enterprise	Enterprise Value as a Multiple of:
Announcement Date	Acquiror	Target	Value ($mm)	LTM Revenue	LTM EBITDA
4/15/13	Thermo Fisher Scientific Inc	Life Technologies Corp	15,443	4.0x	13.7x
3/26/12	DSM NV	Verenium Corp—Oilseed Processing Assets	37	5.0x	na	(1)
1/11/12	Novo A/S	Chr Hansen Holding A/S	3,260	3.9x	12.2x
9/26/11	Adisseo Holding SAS	Innov’ia SA	46	2.2x	8.5x
1/9/11	E.I. Du Pont de Nemours & Co.	Danisco A/S	6,397	2.5x	13.2x
3/11/10	ERSEL Investment Club	Millbo SpA	20	1.2x	5.9x

12/11/07	Inverness Medical Innovations, Inc	BBI Holdings Plc	182	6.0x	27.0x
7/17/07	Novozymes South Asia Pvt Ltd	Biocon Ltd (enzymes operations)(2)	102	4.4x	na	(1)
3/27/07	BBI Holdings PLC	Theratase PLC	47	2.1x	7.8x
8/14/06	Novo A/S	GroPep	67	5.0x	17.7x
4/29/05	PAI Partners SAS	Chr Hansen A/S (subsidiary)	1,420	2.4x	13.0x
1/27/05	Danisco A/S	Genencor(3)	1,206	3.0x	14.3x

(1)                                 Denotes not available.

(2)                                 Revenue based on Wall Street research 2008 estimated revenue.

(3)                                 Valued at the public tender offer price of $19.25 per share.

The corresponding multiples implied for Verenium, based on the closing price of the Common Stock on September 18, 2013 and the Offer Price are:

	Enterprise Value as a multiple of:
	LTM Revenue	LTM EBITDA
Verenium at September 18, 2013	0.6x	nm	(1)
Verenium at Offer Price	1.1x	nm	(1)

(1)                                 Denotes negative multiple.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the existing paragraphs under the heading “Legal Proceedings” on page 39 of the Schedule 14D-9 and replacing it with the following:

“Between September 25, 2013 and September 27, 2013, two putative class action lawsuits (captioned Johnson v. Verenium Corporation, Case No. 37-2013-00068561-CU-SL-CTL; and Kadala v. Cavanaugh, Case No. 37-2013-00068923-CU-SL-CTL (collectively, the “California State Actions”) were filed in the Superior Court of the State of California, County of San Diego, challenging the proposed acquisition of the Company by Parent and Purchaser (Parent and Purchaser are collectively referred to as the “BASF Entities”). Between September 25, 2013 and September 30, 2013, two additional putative class-action lawsuits challenging the acquisition of the Company by the BASF Entities (captioned Reilly v. Verenium Corporation, Case No. 8943-CS; and Bonnie Rae Meisner IRA v. Verenium Corporation, Case No. 8960-CA (collectively, the “Delaware Actions”)) were filed in the Court of Chancery for the State of Delaware.

The complaints in the California State Actions and Delaware Actions were filed against (i) the Company, (ii) each member of the Board of Directors, and (iii) one or both of the BASF Entities (with the exception of the Meisner IRA complaint, which does not name the BASF Entities as defendants). The complaints generally contend that the Board breached its fiduciary duties in connection with the proposed acquisition of the Company by the BASF Entities, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. Specifically, plaintiffs in the Stockholder Litigation allege that the Board breached its fiduciary duties to the Company’s public stockholders by, among other things, (a) agreeing to sell the Company to the BASF Entities at an unfair price, (b) implementing an unfair process and (c) agreeing to certain provisions in the Merger Agreement that purportedly favor the BASF Entities and deter alternative bids. The plaintiffs generally seek, among other things, an injunction against the consummation of the Merger, rescission of the Merger to the extent already implemented, damages, and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

On October 2, 2013, the Company filed a Solicitation/Recommendation Statement of Schedule 14D-9 with the SEC (“Recommendation Statement”). On October 7, 2013, plaintiff Johnson, in the California State Actions, filed an ex parte motion for expedited discovery and asked the Johnson Court to set a preliminary injunction hearing date.  With this motion, which was joined by plaintiffs in the Kadala action, plaintiffs filed a joint first amended complaint, which added allegations that the Board of Directors breached its fiduciary duty of disclosure by filing a supposedly false and misleading Recommendation Statement. On October 7, 2013, defendants filed a motion to dismiss or stay the Johnson action because the Company’s bylaws contain a forum selection clause, which designates the Court of Chancery for the State of Delaware as the exclusive forum all cases alleging breaches of fiduciary duty against the Company’s officers and directors. On October 8, 2013, the parties to the California State Actions appeared ex parte before the Hon. John S. Meyer, who set a preliminary injunction hearing for October 18, 2013. At the ex parte hearing, counsel for the parties also met and conferred regarding the expedited production of documents. Between October 8 and October 14, 2013, the Company produced to plaintiffs’ counsel in the California State Actions certain documents relating to the Proposed Transaction.

On October 9, 2013, a fifth complaint (captioned Jackson v. Verenium Corporation, Case No. 13-cv-02436-JAH-WMC) was filed in the United States District Court for the Southern District of California (the “California Federal Action”). This complaint is substantively the same as those previously filed, but it also includes claims under Section 14 and 20 of the Securities Exchange Act of 1934.  The Section 14 claim alleges that the Recommendation Statement contains false and misleading statements and omits material facts.  The Section 20 claim seeks to hold Verenium’s directors liable for the allegedly false and misleading statements in the Recommendation Statement.

Between October 10 and October 23, 2013, the parties to the actions engaged in arms’-length negotiations concerning a possible settlement of the California State Actions, which would also resolve the Delaware Actions and the California Federal Action. On October 23, 2013, the parties to actions agreed in principle to settle the litigation by signing a memorandum of understanding, pursuant to which the Company agreed to make certain additional disclosures to the Company’s stockholders in an amendment to the Recommendation Statement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERENIUM CORPORATION

By:	/s/ JEFFREY BLACK

	Name:	Jeffrey Black
	Title:	Senior Vice President and Chief Financial Officer

Dated: October 23, 2013